SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

31 May 2004	Matav- Cable Systems Media Ltd. (Registrant) BY: /S/ Amit Levin —————————————— Amit Levin Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Matav Reports Denial of Motion for Class Action Concerning Content of Sport Channels

        NETANYA, Israel, May 30, 2004 – Matav- Cable Systems Media Ltd. (Nasdaq: MATV – News), a leading Israeli provider of digital cable television services, today announced that on May 27, 2004 the Tel- Aviv District Court denied a motion for a class action against the three Israeli cable companies. On December 4, 2002 Matav issued a press release regarding this motion. The motion was filed on December 3, 2002 by seven Israeli residents, who requested recognition of their action as representing 1,050,000 subscribers of the cable companies. According to the claim, the cable companies violated the terms of the approval given to them by the Israeli Council for Cable and Satellite Broadcasting for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel which is part of the basic package offered to subscribers. The plaintiffs requested the Court to instruct all three cable companies to compensate the subscribers by a total sum of NIS 302,400,000 as of the date of the motion and by an additional sum of NIS 25,200,000 for each month from the date the motion was filed up to the date judgment is rendered by the Court. According to the motion, Matav’s portion of the claimed compensation was approximately 26% of the alleged aggregate amounts. As detailed above, the District Court denied the motion on May 27, 2004.

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s investments include approximately 5.3 percent of Partner Communications Ltd., a GSM mobile phone company, and 10 percent of Barak I.T.C. (1995), one of the three international telephony-service providers in Israel.

(This press release contains forward-looking statements with respect to the Company’s business, financial condition and results of operations. These forward-looking statements are based on the current expectations of the management of Matav Cable only, and are subject to risk and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company’s products, inability to timely develop and introduce new technologies, products and applications, loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting the company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Ori Gur-Arieh, Counsel
Matav Cable Systems
Telephone: +972-9-860-2261

Ayelet Shaked Shiloni
Integrated IR
Telephone US: +1-866-447-8633 / Israel: +972-3-635-6790
E-Mail: ayelet@integratedir.com